Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT ANNOUNCES OFFERING OF $500 MILLION CDN OF
7.25% SENIOR UNSECURED GUARANTEED NOTES DUE 2017

(February 4, 2010 - Toronto, Canada) Corus Entertainment Inc. ("Corus") (TSX: CJR.B; NYSE: CJR) announced today the terms of an offering of $500 million Cdn principal amount of 7.25% senior unsecured guaranteed notes due 2017 (the "Notes").  The offering of Notes is expected to close on February 11, 2010.

The Notes will be publicly offered in Canada, under Corus' previously filed shelf prospectus (the "Prospectus"), pursuant to an underwriting agreement.  Corus has also filed with applicable securities regulators in each of the provinces of Canada a prospectus supplement to the Prospectus (the "Supplement") relating to the offering of the Notes.  Copies of the Prospectus and the Supplement are available on request from the contacts listed below or on the Internet at www.sedar.com.

Concurrent with the closing of the offering of the Notes, Corus will enter into an amended and restated credit agreement with The Toronto-Dominion Bank, as administration agent, and the lenders from time to time party thereto, establishing a revolving credit facility.  The new credit facility will have a maturity date of February 11, 2014 and will otherwise be on terms and conditions substantially similar to the existing credit facility.  Corus intends to use the net proceeds from the sale of the Notes, as well as funds available under the new credit facility, to retire the existing credit facility.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. This news release is not an offer for sale within the United States of any Notes or other securities of Corus.  Securities of Corus, including Notes, may not be offered or sold in the United States absent registration under the U.S. securities laws or exemption from registration under such laws.  The Notes have not been and will not be registered under the U.S. Securities Act of 1933.

About Corus Entertainment Inc.
Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children’s book publishing and children’s animation. The company’s multimedia entertainment brands include YTV, Treehouse, W Network, CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience Corus on the web at www.corusent.com.

Forward-Looking Information

Certain statements contained in this news release relating to the use of proceeds of the offering of Notes may constitute forward-looking statements which assume closing of the offering of the Notes.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

For further information, please contact:

John Cassaday President and Chief Executive Officer Corus Entertainment Inc. (416) 642-3770	Tom Peddie Senior Vice President and Chief Financial Officer Corus Entertainment Inc. (416) 642-3780
Tracy Ewing Vice President, Communications Corus Entertainment Inc. (416) 642-3792